January 20, 2010

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Kyle Moffatt, Accountant Branch Chief
United State Securities And Exchange Commission
Mail Stop 3720
Washington, D. C. 20549

Re: Artfest International, Inc. Filing Responses

Dear Ms. Jacobson:

Thank you for allowing us the time to respond to your comments. Pursuant to the United States Securities and Exchange Commission letter dated November 13, 2009 and subsequent communications on November 23, 2009, and January 5, 2010, Artfest International, Inc. has amended its disclosures and is providing the subsequent responses to your comments.

Furthermore, Artfest International, Inc. acknowledges the following:

•	That Arfest International, Inc. is responsible for the adequacy and accuracy of the disclosures in its filing:

•	That staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing:

•	That Artfest International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you require any additional information regarding this matter.  In this regard, do not hesitate to contact me at (940) 206-8674 or by email evakser@artfestinternational.com. Thank you again for all of your assistance.

Thank you,

/s/ Edward Vakser
Edward Vakser
Chairman & CEO
Artfest International, Inc.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS

ARTFEST INTERNATIONAL, INC.
RESPONSES TO SEC QUESTIONS AND COMMENTS FROM 11/13/09
January 20, 2010

1. Please ask your auditor to revise his report and opinion on your financial statements as of December 31, 2008 and 2007. In this regard, we note that he merely referred to the “financial information from 2007” which “for comparison purposes … was based on (his) audit and filings.”

The opinion was correct in the filing referencing December 31, 2008 and 2007; however, the date was entered incorrectly on the Edgar Report.  A revised opinion letter from the auditor is attached.

2. Please revise to include a rollforward of numbers of shares of common stock for each of the periods presented.

As of 12/31/07, there were 36,230,629 shares of common stock issued and outstanding.

3. We note that in connection with your acquisition of The Art Channel Inc., you issued 28,000,000 shares of your stock to former Art Channel shareholders and additionally, 1,500,000 shares the Company’s Director. Tell us how you accounted for these transactions and how you allocated the purchase price.

The shares of common stock were booked at $0.01 par value ($29,500) with Additional Paid in Capital of $253,243.  The two amounts of $282,743 were equal to the net assets acquired from The Art Channel, Inc. at the time of the acquisition.   This method was applied to both the 28,000,000 shares to former Art Channel shareholders as well as the 1,500,000 shares to the Company’s Director.

4. Please amend your filing to add the required disclosures pursuant to Items 307 and 308(b) of Regulation S-K.

Disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS

Note to Item 308T:

This is a special temporary section that applies only to a registrant that is neither a "large accelerated filer" nor an "accelerated filer" as those terms are defined in Rule 240.12b-2 of this chapter and only with respect to a fiscal period ending on or after December 15, 2007, but before December 15, 2010.

a.
Management's annual report on internal control over financial reporting. Provide a report of management on the registrant's internal control over financial reporting (as defined in Rule 240.13a-15(f) or Rule 240.15d-15(f) of this chapter). This report shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless the registrant specifically states that the report is to be considered "filed" under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act. The report must contain:

1.	A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

2.
A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of Rule 240.13a-15 or Rule 240.15d-15 of this chapter; and

3.
Management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the registrant's internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.

4.
A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

b.
Changes in internal control over financial reporting. Disclose any change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or Rule 240.15d-15 of this chapter that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS

We are currently working with our general counsel who is assisting us in preparing the language for these disclosures. Management is working diligently in making sure to have these disclosure prepared within fourteen (14) days from the date of the filing of this response.

5. Please revise to also refer to “internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” in the introductory language of paragraph 4 pursuant to Item 601(b)(31) of Regulation S-K.

We are currently working with our general counsel who is assisting us in preparing the language for these disclosures. Management is working diligently in making sure to have these disclosure prepared within fourteen (14) days from the date of the filing of this response.

6. Please revise to include the title of Chief Financial Officer underneath the signature. Please revise Exhibit 32 for the same reason. In this regard, we note that the CEO is also performing the function of the CFO.

At the time of these filings, Artfest International’s CEO performed the role of Chief Financial Officer (CFO) and this will be revised and/or reflected in future filings, if and when applicable.

7. Please disclose the components of the following balance sheet items and your basis for accounting:

•	Accounts Receivable. Please also tell us why it is included in current assets, considering the balance has been outstanding since 2007.

The Accounts Receivables listed are expected to be collected in the next 12 months, despite being outstanding since 2007.

•
Inventory. Please also tell us if some portion of the inventory has been reported in cost of revenue in connection with revenues recognized during the first quarter of 2009. If not, tell us your basis for assessing its recoverability.

The inventory as listed represents artwork in inventory for resale.  The inventory is minimal and was not sold generating revenues.   All revenues generated were from membership fees.
Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS

•
Other Assets. It is unclear from your disclosure whether you have ever conducted an annual impairment test of intangible assets, including goodwill, which are included herein and what the results were. Additionally, please note that it is inappropriate to amortize goodwill.

There has been no impairment as of other assets as of 12/31/08.

•	Deferred Revenue. Please tell us when you expect to recognize the deferred revenue in revenues.

Deferred Revenue and Accounts Receivables are from membership pledges and will be recognized once the members use their credits to begin buying artwork.   There has been no impairment or reduction of those accounts since inception in 2007.

•
Notes Payable and Loans Payable. The zero balances reported in the balance sheet do not appear to be consistent with the carrying amounts reported in Note 8. Tell us how the amounts were reduced to zero or whether they were just reclassified to accounts payable and accrued liabilities.

The Notes and Loans Payable represent loans outstanding that are both current and non-current.

We are in the process of working with our auditor to reconcile and correct these accounts, if and where necessary, and check for any errors in the Notes to the Financial Statements.

8. Please amend your Form 10-Q to include statements of operations for the six months ended June 30, 2009 and 2008 in addition to the statement of operations for the three months ended June 30, 2009 and 2008. Additionally, please expand your MD&A to address yoiur revenue sources and reasons for revenue fluctuations (increases/decreases) during the quarterly periods and six months ended June 30, 2009 and 2008. Citing your basis in the accounting literature, include a note to disclose in greater detail your basis for recognizing revenues, stating how you determine when revenues have been earned and when related costs of sales are incurred. In this regard, we note your limited disclosure on page 43 of your Form 10-KSB.

We are in the process of working with our auditor to correct this and the three month comparison will be included in the amended and final 10-Q.
Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS

9. Please revise to also refer to “internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” in the introductory language of paragraph 4 pursuant to Item 601(b)(31) of Regulation S-K.

We are currently working with our general counsel who is assisting us in preparing the language for these disclosures. Management is working diligently in making sure to have these disclosure prepared within fourteen (14) days from the date of the filing of this response.

10. Please revise to include the title of the Chief Financial Officer underneath the signature. Please revise Exhibit 32 for the same reason. In this regard, we note that the CEO is also performing the function of the CFO.

At the time of these filings, Artfest International’s CEO performed the role of Chief Financial Officer (CFO) and this will be revised and/or reflected in future filings, if and when applicable.

11. Please amend your Form 8-K to provide audited financial statements and pro forma financial information for Luxor International or tell us why you believe you are not required to provide such information. Refer to Rules 8-04 and 8-05 of Regulation S-X.
Also:
•	Please disclose your allocation of the purchase price.
•
We note from your Item 1.01 discussion that you are required to issue 4 million shares of stock valued at $1 per share. However, we not that the agreement actually requires you to issue “$4,000,000 worth of common shares” of your common stock that is trading well below $1 per share resulting in a substantially higher amount of share to be issued than the 4 million. Please revise this apparent discrepancy.

We are in the process of working with our auditor to properly explain and the information will be made available and included in the amended and final 10-Q.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS